Exhibit 8.1

Subsidiaries of the Company

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
HVE Inc.	Delaware, United States
Sphere GDM Corp.	Delaware, United States
Sphere 3D Mining Corp.	Delaware, United States
101250 Investments Ltd.	Turks and Caicos Islands
S3D Nevada Inc.	Nevada, United States
Minority Equality Opportunities Acquisition Sponsor, LLC	Delaware, United States
Sustainable Earth Acquisition Opportunities Sponsor, LLC	Delaware, United States